UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

DreamWorks Animation SKG, Inc.
(Name of Issuer)
Class A Common Stock (par value $.01 per share)
(Title of Class of Securities)
26153 10 3
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON JEFFREY KATZENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,453,284 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,453,284 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,284 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6% (2)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON M&J K B LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,453,284 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,453,284 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,284 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6% (2)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON M&J K DREAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,453,284 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,453,284 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,284 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6% (2)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON M&J K DREAM CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,453,284 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,453,284 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,284 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6% (2)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON THE JK ANNUITY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,453,284 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,453,284 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,284 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6% (2)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON THE MK ANNUITY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,453,284 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,453,284 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,284 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6% (2)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON THE KATZENBERG 1994 IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,453,284 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,453,284 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,284 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6% (2)
12	TYPE OF REPORTING PERSON OO

(1) Mr. Katzenberg and entities controlled by him (including M&J K Dream LLC (“M&J K Dream”), M&J K B Limited Partnership (“M&J K B”), M&J K Dream Corp., The JK Annuity Trust, The MK Annuity Trust, and Katzenberg 1994 Irrevocable Trust (such entities, together with Mr. Katzenberg, being herein referred to as the “Katzenberg Stockholders”)) are parties to two separate stockholder agreements governing the voting and disposition of all shares of common stock of DreamWorks Animation SKG, Inc.

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 9 of 15 Pages

(the “Company”) held of record by the respective parties thereto and certain entities controlled by them. These stockholder agreements are (i) the Stockholder Agreement, dated as of October 27, 2004 (the “Vulcan Stockholder Agreement”), among the Company, DWA Escrow LLLP (“DWA Escrow”), which was dissolved on December 28, 2007, the Katzenberg Stockholders (other than M&J K Dream Corp.), DG-DW, L.P. (“DG-DW”), and David Geffen; and (ii) the Stockholder Agreement, dated as of October 27, 2004 (the “Class B Stockholder Agreement”), among DWA Escrow, the Katzenberg Stockholders, DG-DW, and David Geffen. Each of Paul Allen and DW Investment II, Inc., an entity controlled by Paul Allen, were originally parties to the Vulcan Stockholder Agreement, but the Vulcan Stockholder Agreement terminated with respect to each of them when they ceased to beneficially own any shares of the Company's common stock.

The aggregate share number indicated above reflects the total of the number of shares of the Company's common stock held of record by (i) each of the parties to the Vulcan Stockholder Agreement, and (ii) each of the parties to the Class B Stockholder Agreement. The total of 11,453,284 includes:

—	614,553 shares of Class A Common Stock and 7,838,731 shares of Class B Common Stock held of record by Jeffrey Katzenberg, M&J K B and M&J K Dream; and

—	3,000,000 shares of Class B Common Stock held of record by David Geffen, DG-DW and DG-DW, Inc. (the general partner of DG-DW).

The Katzenberg Stockholders expressly disclaim beneficial ownership of all shares of the Company's common stock owned by all other parties to the Vulcan Stockholder Agreement and the Class B Stockholder Agreement, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(2) Based on 73,420,361 shares of Class A Common Stock outstanding per the Company’s Form 10-Q for the quarterly period ended September 30, 2010. In addition, for purposes of this calculation, the aggregate of 10,838,731 shares of Class B Common Stock held of record by M&J K B, M&J K Dream and DG-DW have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Shares of Class B Common Stock are immediately convertible into shares of Class A Common Stock on a one-for-one basis and do not expire.

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 10 of 15 Pages

Item 1(a).	Name of Issuer:

DREAMWORKS ANIMATION SKG, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 FLOWER STREET
GLENDALE, CA 91201

Item 2(a).	Name of Persons Filing:

JEFFREY KATZENBERG
M&J K DREAM LLC
M&J K B LIMITED PARTNERSHIP
M&J K DREAM CORP.
THE JK ANNUITY TRUST
THE MK ANNUITY TRUST
KATZENBERG 1994 IRREVOCABLE TRUST

Item 2(b).	Address of Principal Business Office or, if none, Residence:

JEFFREY KATZENBERG
C/O M&J K DREAM LLC
1000 FLOWER STREET
GLENDALE, CA 91201

M&J K DREAM LLC
1000 FLOWER STREET
GLENDALE, CA 91201
ATTN: JEFFREY KATZENBERG

M&J K B LIMITED PARTNERSHIP
C/O M&J K DREAM LLC
1000 FLOWER STREET
GLENDALE, CA 91201
ATTN: JEFFREY KATZENBERG

M&J K DREAM CORP.
C/O M&K DREAM LLC
1000 FLOWER STREET
GLENDALE, CA 91201
ATTN: JEFFREY KATZENBERG

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 11 of 15 Pages

THE JK ANNUITY TRUST
C/O M&J K DREAM LLC
1000 FLOWER STREET
GLENDALE, CA 91201
ATTN: JEFFREY KATZENBERG

THE MK ANNUITY TRUST
C/O M&J K DREAM LLC
1000 FLOWER STREET
GLENDALE, CA 91201
ATTN: JEFFREY KATZENBERG

KATZENBERG 1994 IRREVOCABLE TRUST
C/O M&J K DREAM LLC
1000 FLOWER STREET
GLENDALE, CA 91201
ATTN: JEFFREY KATZENBERG

Item 2(c).	Citizenship:

JEFFREY KATZENBERG – U.S.A.
M&J K DREAM LLC – DELAWARE
M&J K B LIMITED PARTNERSHIP – DELAWARE
M&J K DREAM CORP. – DELAWARE
THE JK ANNUITY TRUST – CALIFORNIA
THE MK ANNUITY TRUST – CALIFORNIA
KATZENBERG 1994 IRREVOCABLE TRUST –
CALIFORNIA
Item 2(d).	Title of Class of Securities:

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).	CUSIP Number:

26153 10 3

Item 3.	NOT APPLICABLE. THIS SCHEDULE 13G IS FILED PURSUANT TO RULE 13D-1(D).

Item 4.	Ownership: For each Reporting Person:

(a).	Amount beneficially owned: SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 12 of 15 Pages

(b).	Percent of Class: SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.

(c).	Number of shares as to which such person has:

(i).           Sole power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.

(ii).          Shared power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

(iii).         Sole power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.

(iv).         Shared power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5.	Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE “VULCAN STOCKHOLDER AGREEMENT”), DATED AS OF OCTOBER 27, 2004:

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 13 of 15 Pages

JEFFREY KATZENBERG
M&J K DREAM LLC
M&J K B LIMITED PARTNERSHIP
THE JK ANNUITY TRUST
THE MK ANNUITY TRUST
KATZENBERG 1994 IRREVOCABLE TRUST
DAVID GEFFEN
DG-DW, L.P.

THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE “CLASS B STOCKHOLDER AGREEMENT”), DATED AS OF OCTOBER 27, 2004:

JEFFREY KATZENBERG
M&J K DREAM LLC
M&J K B LIMITED PARTNERSHIP
THE JK ANNUITY TRUST
THE MK ANNUITY TRUST
KATZENBERG 1994 IRREVOCABLE TRUST
DAVID GEFFEN
DG-DW, L.P.

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

NOT APPLICABLE

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2011

JEFFREY KATZENBERG
/s/ Jeffrey Katzenberg
Name: Jeffrey Katzenberg

M&J K B LIMITED PARTNERSHIP
By:	/s/ Jeffrey Katzenberg
Name: Jeffrey Katzenberg Title:

M&J K DREAM LLC
By:	/s/ Michael Rutman
Name: Michael Rutman Title: Vice President

M&J K DREAM CORP.
By:	/s/ Michael Rutman
Name: Michael Rutman Title: Vice President

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 15 of 15 Pages

THE JK ANNUITY TRUST
By:	/s/ Jeffrey Katzenberg
Name: Jeffrey Katzenberg Title:

THE MK ANNUITY TRUST
By:	/s/ Jeffrey Katzenberg
Name: Jeffrey Katzenberg Title:

KATZENBERG 1994 IRREVOCABLE TRUST
By:	/s/ Michael Rutman
Name: Michael Rutman Title: